Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-196437

Free Writing Prospectus dated August 29, 2014

8/28/2014 Fantex, Inc. - A Brand Building Company http://app.fbs.fantex.com/e/es?s=181344204&e=605&elq=b5358a483f37470b9984abcab967d7e6 1/3 To view this email as a web page, click here. WHAT IS FANTEX, INC.? Fantex, Inc. is a brand acquisition, marketing and brand development company. Fantex, Inc. is a brand acquisition, marketing and brand development company. Our current focus is on acquiring minority interests in the brands of professional athletes and then assisting these individuals in enhancing the reach and value of their respective brands. The company was founded in 2012 and is headquartered in San Francisco, California. WHAT TYPES OF BRANDS ARE WE WE LOOKING FOR? Prior to entering into a brand contract, we conduct a detailed evaluation of the brand and the individual athlete to determine whether, in our opinion, the brand has potential to generate significant brand income. We consider a brand to be a distillation of a complex set of associations people make with respect to an individual – including performance, appearance, history and personal story, products or services such individual is associated with, public statements or positions on matters of public concern, how an individual acts or the image such individual projects to the world. We seek brands that convey images and associations that we believe will be recognized and valued in the market place. HOW DO WE EVALUATE A BRAND? As part of our brand evaluation, we review the brand's reputation and relative standing in their principal field, collect and analyze widely followed statistics, review existing contracts and potential for future contracts, assess the character and reputation of the

8/28/2014 Fantex, Inc. - A Brand Building Company http://app.fbs.fantex.com/e/es?s=181344204&e=605&elq=b5358a483f37470b9984abcab967d7e6 2/3 athlete, assess potential future cash flow expected to be generated by the athlete as well as examine the brand's current positioning and marketing footprint (such as, for example, if they are on Twitter, the reach (how many followers), engagement level (how engaged are the followers), and potential for growth). This evaluation provides a framework to develop further marketing strategies to aid us in our efforts to enhance the value of the brand. WHAT DO WE DO TO HELP GROW FANTEX, INC. BRANDS? We seek to aid our brands in fostering positive brand associations to create a unique position in the marketplace that is independent of their primary occupation, such as an "athlete" who "plays in the NFL." We believe this will drive greater engagement with a connected audience and lead to greater longevity of the brands. In addition to our services intended to help optimize the reach of the brand, we intend to provide advice to the athletes based on our experience that would aid them in obtaining more attractive terms in their negotiations with future sponsors. We believe that our proprietary internal data and our marketing insights will assist the athletes to more accurately evaluate their brand value in the marketplace and potentially increase future endorsement amounts and brand longevity post career. Fantex Pro Athlete Brand Spotlights: Mohamed Sanu EJ Manuel Fantex, Inc. has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. Before you invest, you should read the prospectuses in the respective

8/28/2014 Fantex, Inc. - A Brand Building Company http://app.fbs.fantex.com/e/es?s=181344204&e=605&elq=b5358a483f37470b9984abcab967d7e6 3/3 registration statements and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling tollfree 8559055050. View the Fantex Mohamed Sanu prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. Fantex, Inc., 330 Townsend St., Suite 234, San Francisco, CA 94107 ©2014 Fantex, Inc. Privacy Statement | Manage Subscriptions | Contact Us